Team Health Holdings, L.L.C.

1900 Winston Road

Suite 300

Knoxville, Tennessee 37919

December 11, 2009

VIA FACSIMILE AND EDGAR

Larry Spirgel

Ajay Koduri

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Team Health Holdings, L.L.C.
Registration Statement on Form S-1
File No.: 333-162347

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Team Health Holdings, L.L.C. (the “Company”) be accelerated so that the Registration Statement may become effective at 3:00 p.m. EDT on December 15, 2009, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Team Health Holdings, L.L.C.

By:	/s/ Heidi S. Allen
Name:	Heidi S. Allen
Title:	Senior Vice President and General Counsel

December 11, 2009

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

Attention:     Larry Spirgel

    Ajay Koduri

Re:	Team Health Holdings, L.L.C.

Registration Statement on Form S-1 (File No. 333-162347)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc., as the representatives of the several underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join in the request of Team Health Holdings, L.L.C. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on December 15, 2009 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement filed with the Commission on December 3, 2009 through the date hereof:

To Whom Distributed	Number of Copies
Institutions/Brokers and Other	17,300

The several underwriters are aware of their obligations under and intend to comply with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

The Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. (“FINRA”) has reviewed the above-captioned proposed offering with respect to the fairness and reasonableness of the underwriting terms and arrangements of this offering. On December 7, 2009, the several underwriters received a “No Objections” letter from the Corporate Financing Department of FINRA with respect to the above-captioned proposed offering.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele Allong
Name:	Michele Allong
Title:	Assistant Vice President

GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

BARCLAYS CAPITAL INC.

By:	/s/ Jay Coleman
Name:	Jay Coleman
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ John C. Cocchiarella
Name:	John C. Cocchiarella
Title:	Director and Counsel